SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

February 10, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Encl.

United States Sec Filing
February 10, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Sultan's Kena Drill Program Expands Gold Mountain Zone to North and South – January 21, 2003
2. Sultan's Kena Drill Program Defines Three New Gold Targets January 23, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – December 9, 2002

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 21, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN'S KENA DRILL PROGRAM EXPANDS GOLD MOUNTAIN ZONE TO NORTH AND SOUTH

KENA PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has now received assay results for its expanded drill program being funded by its partner Kinross Gold Corp. During the recently completed program on the Kena Property in southeastern British Columbia two diamond drills completed 5696 metres in 33 holes in five target areas. Nineteen of these holes were drilled on the Gold Mountain Zone, four holes were drilled into the South Gold Zone, three into the Starlight Trend, six into the Great Western Zone and one in the Kena Gold Zone. **All holes intersected gold mineralization**. Results of the Gold Mountain Zone drilling have now been compiled and are discussed below.

The Gold Mountain Zone drilling was designed to investigate the favorable intrusive-volcanic contact at depth and along strike to the north and south from the Discovery area which is situated between grid lines 9+00N and 12+00N. These step out holes continue to show that elevated gold values occur both within the Silver King Porphyry intrusive and the adjacent Elise Volcanic rocks with high-grade gold values occurring immediately adjacent to the contact in both rock units. On the northern most section line (20+00N) in Hole 02GM-62 a peak gold value of 34.44 g/t gold across 2.03 metres was encountered within an 83.32 metre wide zone that averaged 1.0 g/t gold. Along this northern section line gold mineralization occurs entirely within the altered Silver King intrusive in an area of abundant stockwork veining comprised of magnetite, pyrite, quartz and quartz-molybdenite.

The following table outlines the results of drill holes completed as step outs along section lines covering 1.8 kilometres in strike length. The section lines given below are located between 2+00N and 20+00N, with the Gold Mountain Zone Discovery Area being centred at 11+00N. For ease of reference we have termed the area from 12+00N to 20+00N the North Gold Mountain Zone and from 9+00N to 2+00N the South Gold Mountain Zone. Previous drilling by Sultan in 2001 and earlier in 2002 focused on completing drill sections in the Gold Mountain Discovery area between 9+00N and 12+00N. See previous news releases dated January 9 and July 11, 2002 for the results of earlier drill programs.

SECTION 20+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GM-61	2+81W	140.00	142.00	2.00	**1.04**
02GM-62	3+98W	69.00	71.00	2.00	**0.69**
		71.00	73.00	2.00	**1.87**
		80.97	83.00	2.03	**34.44**
		92.05	94.00	1.95	**0.77**
		120.00	121.00	1.00	**0.70**
Or		**3.04**	**86.36**	**83.32**	**1.00**
Including		**69.00**	**83.00**	**14.00**	**5.53**
02GM-63	7+04W	5.00	7.00	2.00	**2.94**
		69.50	71.50	2.00	**2.21**
		88.00	90.00	2.00	**0.68**
Or		**69.50**	**79.50**	**10.00**	**0.62**
And		84.00	114.00	30.00	0.17
And		195.60	261.52	65.92	0.19
Including		**227.00**	**235.00**	**8.00**	**0.41**
02GM-64	0+01E	191.00	193.00	2.00	**1.11**
		201.00	203.00	2.00	**1.08**
Entire hole		3.05	208.48	205.43	0.13
Including		**191.00**	**203.00**	**12.00**	**0.47**

SECTION 16+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-13*	0+80W	126.00	128.00	2.00	**0.50**
01GM-18*	1+75W	18.00	20.00	2.00	**1.30**
		28.00	30.00	2.00	**2.43**
		30.00	32.00	2.00	**2.78**
		32.00	34.00	2.00	**1.59**
		34.00	36.00	2.00	**1.81**
		66.00	68.00	2.00	**0.74**
		70.00	72.00	2.00	**0.51**
		74.00	76.00	2.00	**0.93**
		78.00	80.00	2.00	**0.71**
		136.00	138.00	2.00	**1.59**
		148.00	150.00	2.00	**0.58**
		150.00	152.00	2.00	**0.59**
		180.00	182.00	2.00	**3.36**
Entire hole		**4.88**	**185.62**	**180.74**	**0.33**
01GM-22*	1+75W	38.00	39.20	1.20	**0.70**
		39.20	41.00	1.80	**2.28**
		41.00	42.27	1.27	**0.97**
Entire hole		4.27	55.47	51.20	0.27
02GM-54	1+75W	25.61	26.65	1.04	**0.52**
		26.65	27.86	1.21	**1.02**
		38.00	40.00	2.00	**0.63**
		60.84	62.00	1.16	**0.89**
		62.00	64.00	2.00	**0.74**
		99.00	101.00	2.00	**0.56**

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
Entire hole		5.94	128.63	122.69	0.18
Including		**19.00**	**27.86**	**8.86**	**0.48**
02GM-55	1+75W	15.00	17.00	2.00	**0.56**
		31.55	33.00	1.45	**1.70**
		33.00	35.00	2.00	**1.09**
		35.00	37.00	2.00	**0.53**
		39.00	40.00	1.00	**1.23**
		40.00	42.00	2.00	**1.82**
Entire hole		**7.27**	**55.17**	**47.90**	**0.34**
Including		**31.55**	**42.00**	**10.45**	**1.02**

SECTION 14+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-12*	0+75W	80.00	82.00	2.00	**2.19**
		112.00	114.00	2.00	**0.79**
		114.00	116.00	2.00	**0.78**
		170.00	172.00	2.00	**0.51**
		172.00	174.00	2.00	**1.20**
		178.00	180.00	2.00	**0.54**
		180.00	182.00	2.00	**0.86**
		182.00	184.00	2.00	**1.84**
		190.00	192.00	2.00	**0.54**
		200.00	202.00	2.00	**1.06**
		212.00	214.00	2.00	**0.63**
		266.00	268.00	2.00	**0.62**
Entire hole		3.66	305.87	302.21	**0.20**

SECTION 13+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-27*	4+32E	45.73	46.60	0.87	**1.58**
		70.00	72.00	2.00	**0.69**
02GM-57	4+81E	25.00	27.00	2.00	**1.72**
		35.00	36.00	1.00	**0.74**
Entire hole		2.52	65.23	62.71	0.18
Including		**19.00**	**36.00**	**17.00**	**0.45**
Including		**23.00**	**29.00**	**6.00**	**0.84**
02GM-58	4+81E	17.00	19.00	2.00	**1.56**
		21.00	23.00	2.00	**0.61**
		37.00	39.00	2.00	**0.72**
Entire hole		3.11	59.74	56.63	0.21
Including		**17.00**	**23.00**	**6.00**	**0.78**
And		**33.00**	**39.00**	**6.00**	**0.52**

SECTION 9+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-20*	0+75W	42.00	44.00	2.00	**0.85**
		50.00	52.00	2.00	**0.69**
		52.00	54.00	2.00	**0.62**
		54.00	56.00	2.00	**1.67**
		64.00	66.00	2.00	**15.56**
		66.00	68.00	2.00	**0.63**

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
		118.00	120.00	2.00	**0.75**
		126.00	128.00	2.00	**0.59**
		160.00	162.00	2.00	**3.99**
Entire hole		**1.83**	**178.31**	**176.48**	**0.40**
02GM-46	1+86E	37.00	39.00	2.00	**1.14**
		99.00	101.00	2.00	**0.50**
		205.00	207.00	2.00	**0.54**
		213.00	215.00	2.00	**0.74**
		223.00	225.00	2.00	**0.65**
		227.00	229.00	2.00	**2.10**
		233.00	235.00	2.00	**0.69**
		239.00	241.00	2.00	**0.96**
Entire hole		1.83	254.20	252.37	0.21
Including		**91.00**	**107.00**	**16.00**	**0.40**
And		**189.00**	**241.00**	**52.00**	**0.42**

SECTION 8+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-07*	2+22E	12.00	14.00	2.00	**0.53**
		42.00	44.00	2.00	**4.20**
		44.00	46.00	2.00	**1.24**
		58.00	60.00	2.00	**1.33**
		62.00	64.00	2.00	**2.86**
		78.00	80.00	2.00	**1.08**
Entire hole		**2.68**	**142.04**	**139.36**	**0.36**
01GM-14*	0+50E	45.00	47.00	2.00	**0.53**
		49.00	51.00	2.00	**0.61**
		119.00	121.00	2.00	**0.74**
		149.00	151.49	2.49	**0.76**
Entire hole		3.66	151.49	147.83	0.20

SECTION 7+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GM-49	2+09E	18.90	21.00	2.10	**0.82**
		21.00	23.00	2.00	**0.82**
		23.00	25.00	2.00	**2.65**
		33.00	35.00	2.00	**0.64**
		35.00	37.00	2.00	**0.80**
		41.00	43.00	2.00	**1.14**
		43.00	45.00	2.00	**0.95**
		45.00	47.00	2.00	**3.07**
		47.00	49.00	2.00	**0.78**
		101.00	103.00	2.00	**0.79**
		109.00	111.00	2.00	**0.94**
		117.00	119.00	2.00	**1.20**
		119.00	121.00	2.00	**1.65**
		121.00	123.00	2.00	**1.09**
		127.00	129.00	2.00	**0.79**
		131.00	133.00	2.00	**0.72**
		145.00	147.00	2.00	**0.71**
		147.00	149.00	2.00	**0.56**

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
		149.00	151.00	2.00	**0.50**
		151.00	153.00	2.00	**0.75**
Entire hole		**18.90**	**156.06**	**137.16**	**0.43**
Including		**23.00**	**47.00**	**24.00**	**0.93**
And		**109.00**	**123.00**	**14.00**	**0.82**
And		**145.00**	**153.00**	**8.00**	**0.63**

SECTION 6+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GM-48	2+09E	23.00	25.00	2.00	**0.79**
		25.00	27.00	2.00	**0.51**
		129.00	131.00	2.00	**0.51**
		161.00	162.60	1.60	**0.84**
		164.00	166.00	2.00	**1.80**
		166.00	168.00	2.00	**1.73**
		168.00	170.00	2.00	**1.19**
		172.00	174.00	2.00	**1.91**
		174.00	176.00	2.00	**1.07**
		178.00	180.00	2.00	**0.80**
		180.00	182.00	2.00	**1.90**
		182.00	184.00	2.00	**1.39**
		184.00	186.00	2.00	**5.22**
		190.00	192.00	2.00	**0.86**
Entire hole		**8.53**	**195.07**	**186.54**	**0.34**
Including		**23.00**	**33.00**	**10.00**	**0.51**
And		**164.00**	**186.00**	**22.00**	**1.62**
Including		**180.00**	**186.00**	**6.00**	**2.83**

SECTION 5+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GM-47	1+91E	10.06	11.58	1.52	**0.74**
		21.03	22.56	1.53	**0.68**
		35.00	37.00	2.00	**0.96**
		53.00	55.00	2.00	**0.57**
		59.00	61.00	2.00	**1.11**
		137.10	139.10	2.00	**0.54**
		186.00	188.00	2.00	**0.57**
Entire hole		3.96	207.26	203.30	0.17
Including		**35.00**	**61.00**	**26.00**	**0.41**
And		**179.95**	**190.00**	**10.05**	**0.35**

SECTION 4+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-16*	0+27E	7.62	10.00	2.38	**0.52**
		92.00	94.00	2.00	**0.85**
Entire hole		7.62	144.78	137.16	0.12
01GM-19*	1+25E	26.00	28.00	2.00	**1.00**
		50.00	52.00	2.00	**0.75**
		58.00	60.00	2.00	**0.51**
		60.00	62.00	2.00	**0.72**
		66.00	68.00	2.00	**0.65**

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
		68.00	70.00	2.00	**1.65**
		70.00	72.00	2.00	**0.94**
		82.00	84.00	2.00	**1.03**
		128.00	130.00	2.00	**0.96**
Entire hole		3.66	138.38	134.72	0.28

SECTION 2+00N

HOLE #	EASTING	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GM-52	1+44E	114.00	116.00	2.00	**0.61**
		116.00	118.00	2.00	**0.77**
		164.00	166.00	2.00	**1.03**
		182.00	184.00	2.00	**1.89**
Entire hole		6.25	216.40	210.15	0.16
Including		**164.00**	**184.00**	**20.00**	**0.39**
02GM-53	0+26E	117.00	119.00	2.00	**6.18**
		120.30	122.00	1.70	**0.77**
		122.00	124.00	2.00	**11.82**
		124.00	126.00	2.00	**0.80**
		156.00	158.00	2.00	**0.58**
Entire hole		6.57	335.30	328.73	0.21
Including		**117.00**	**130.00**	**13.00**	**3.12**
Including		**117.00**	**124.00**	**7.00**	**5.37**

NOTE: * = previously reported drill hole

The results show that the gold mineralization in the Gold Mountain Discovery Zone continues along strike for 1.8 kilometres and remains open both to the north and south. The northern most section line, 20+00N, contains a 2.03 metre sample interval that assayed 34.44 g/t gold, and the southern most section line, 2+00N, contains a 2.00 metre sample interval that assayed 11.82 g/t gold. Both of these high-grade samples lie within broad halos of elevated gold mineralization.

Currently detailed plots and computer modeling of all the Gold Mountain Zone drill data is underway. This work will assist in determining the size and orientation of the high-grade zones and will direct the next phase of diamond drilling.

Assays are currently being compiled for drill results from the South Gold Zone, the Starlight Trend and the Great Western Zone. These results are expected to be available shortly.

A.G. Troup, P.Eng., President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


Gold Mountain North Zone
34.44 g/t gold over 2.03 metres
Gold Mountain Zone
Discovery Area
240.07 g/t gold over 1.23 metres
and 172.10 g/t gold over 2.00 metres
Great Western Zone
Kena Grid Zone
Gold Creek
6
N
Legend
Area of Recent Drilling
Kena Property
0 1000
metres
Starlight Trend
Gold Mountain South Zone
5.37 g/t gold over 7
metres and11.82 g/t gold over 2 metres
South Gold Zone
SULTAN MINERALS INC.
KENA PROPERTY
DRILL PROGRAM LOCATION MAP

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 23, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN'S KENA DRILL PROGRAM DEFINES THREE NEW GOLD TARGETS

KENA PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has now received final assay results for the expanded drill program on its Kena Gold Property located north of Ymir in southeastern British Columbia. During the recent program, funded by Sultan's partner Kinross Gold Corp., 5696 metres of NQ diamond drilling was completed in 33 holes on the Property. **All holes intersected gold mineralization and three large, new, gold rich zones were discovered.**

The three new discoveries are referred to as the South Gold, Great Western and Starlight Zones. Each of these zones was tested with four to six drill holes during the recently completed program. Additional drilling is necessary in order to fully define the extent of these recently discovered gold zones, which lie along the favourable 7 kilometre long zone of gold mineralization found on the Kena Property. A large exploration program recently conducted on the Gold Mountain Zone, which also lies along this mineralized trend, has discovered important gold grades over a North-South distance of 1.8 kilometres. Along this zone the northern most drill hole returning 34.44 g/t gold over 2.03 metres and the southern most drill hole returning 11.82 g/t gold over 2.00 metres indicating the zone remains open in both directions. Results for 19 holes completed on the Gold Mountain Zone were reported in our News Release of January 21, 2003.

Drill collar coordinates for the holes drilled into the South Gold Zone, the Starlight Trend and the Great Western Zone are listed below. A summary of results for each of these zones follows this table.

DRILL COLLAR COORDINATES

Hole #	Grid N	Grid E	UTM/N	UTM/E	Elevation (m)	Azimuth	Dip	Length (m)
02SG-01	93+05N	5+25W	5472802	481865	1650	040°	-51°	289.56
02SG-02	92+00N	6+35W	5472653	481860	1640	038°	-46°	300.23
02SG-03	91+16N	6+06W	5472622	481942	1605	040°	-52°	258.17
02SG-04	90+11N	6+15W	5472548	482032	1572	037°	-50°	218.54
02GW-01	22+55N	11+89W	5476212	477582	1468	150°	-50°	121.92
02GW-02	17+31N	9+75W	5475871	477984	1638	010°	-50°	129.54
02GW-03	19+10N	9+71W	5476026	477880	1618	000°	-50°	153.92
02GW-04	19+63N	10+75W	5476060	477741	1555	328°	-45°	135.64
02GW-05	24+01N	7+45W	5476559	477832	1540	045°	-50°	135.33
02GW-06	13+69N	11+59W	5475482	478018	1675	015°	-52°	167.34

Hole #	Grid N	Grid E	UTM/N	UTM/E	Elevation (m)	Azimuth	Dip	Length (m)
02SL-01	16+56N	17+44W	5475436	477392	1562	060°	-50°	87.30
02SL-02	16+45N	17+73W	5475408	477363	1567	060°	-50°	113.75
02SL-03	16+31N	17+75W	5475381	477385	1565	060°	-50°	152.40
02SL-04	6+48N	11+90W	5474837	478388	1773	060°	-50°	122.83
02SL-05	8+98N	12+58W	5475015	478183	1785	040°	-50°	300.23
02SL-06	13+81N	16+38W	5475270	477628	1555	040°	-50°	89.61

SOUTH GOLD ZONE

The South Gold Zone lies approximately 5 kilometres south of the Gold Mountain Zone Discovery area. The South Gold Zone is defined by a 1.0 kilometre long gold soil anomaly underlain by a sequence of variably altered and/or foliated, sulphide-rich volcanic tuffs and flows of the Elise Formation. In this area a broad zone of weak copper mineralization has been mapped within a monzodiorite complex which is likely a distinctive alteration phase of the volcanic, rather than a separate intrusion. The South Gold Zone lies along the western flank of this "monzodiorite complex".

In the fall of 2002, four diamond drill holes were put in at 100 metre spacings across the central portion of the South Gold Zone. These holes were collared at 90+00N to 93+00N and drilled toward grid east in order to investigate coincident gold geochemical and resistivity anomalies. Hole 02SG-01 was the northernmost drill hole, and 02SG-04 was the southernmost. Gold values from these holes are tabulated below. In general, samples represent 2 metre core intervals unless mineralization or lithology indicated that different sample widths were preferable.

SOUTH GOLD ZONE
DRILL HOLES 02SG-01 TO 02SG-04

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02SG-01	115.94	116.94	1.00	**1.16**
And	254.00	255.00	1.00	**5.13**
02SG-03	44.00	46.00	2.00	**1.19**
And	194.26	196.10	1.84	**1.17**
02SG-04	3.79	119.00	115.21	**0.67**
Or	7.79	90.00	82.21	**0.87**
Including	38.00	40.00	2.00	**1.20**
And	53.00	58.00	5.00	**8.10**
Including	53.00	54.00	1.00	**3.40**
And	54.00	56.00	2.00	**12.63**
And	56.00	58.00	2.00	**5.93**
And	74.00	76.00	2.00	**0.95**
And	84.00	86.00	2.00	**1.27**

Holes 02SG-01 and 02 were the least altered and showed the lowest overall gold values. Hole 02SG-01 had a one metre interval from 254 to 255 metres depth that carried 5.13 g/t gold and contained visible gold. The visible gold appeared to be foliated indicating an early mineralizing event.

Drill holes 02SG-03 and 04 show an increase in gold grade and width suggesting that gold mineralization is increasing to the south. Hole 02SG-04 was the best hole of the four, showing the most consistent zone of elevated gold mineralization from the top of the hole to about 120

metres depth. Within this zone of elevated gold values a 5.0 metre wide, broken, pyritic section averaged 8.10 g/t gold, within which a 2 metre sample assayed 12.63 g/t gold.

GREAT WESTERN ZONE

The Great Western Zone is a strong gold geochemical anomaly that lies predominantly within the Silver King intrusive unit along its western margin with the Elise Volcanics. The Great Western Area is covered by the western extension of the Gold Mountain Grid and is centred about 1.2 kilometres west of the Gold Mountain Zone discovery area.

In 2002, six drill holes were put in over the Great Western Zone. Holes 02GW-01 to 05 were entirely within the Silver King intrusive unit, and hole 02GW-06 was drilled in the Elise Volcanics. Holes 02GW-01 to 04 were designed to drill under historic surface workings. Hole 02GW-05 was drilled in an area where abundant parallel quartz veinlets were mapped in outcrop. Hole 02GW-06 was drilled to test a strong coincident gold soil anomaly and high geophysical chargeability anomaly. Results from the six Great Western drill holes are listed below.

GREAT WESTERN ZONE
DRILL HOLES 02GW-01 TO 02GW-06

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02GW-01	32.00	34.00	2.00	**1.23**
And	52.00	54.00	2.00	**1.10**
And	80.00	82.00	2.00	**2.32**
02GW-02	106.00	126.00	20.00	**0.51**
Including	111.00	112.00	1.00	**4.22**
And	123.00	124.00	1.00	**2.16**
02GW-03	2.57	156.97	154.40	**0.25**
Including	74.50	76.50	2.00	**0.87**
And	79.50	80.50	1.00	**0.89**
And	108.00	109.00	1.00	**1.74**
And	110.00	111.00	1.00	**1.36**
And	126.00	141.00	15.00	**0.80**
Including	126.00	127.00	1.00	**1.85**
And	127.00	128.00	1.00	**1.20**
And	128.00	130.00	2.00	**1.34**
And	134.00	135.00	1.00	**1.19**
And	140.00	141.00	1.00	**0.84**
And	141.00	155.00	14.00	**0.34**
Including	147.00	149.00	2.00	**0.83**
02GW-04	42.00	81.00	39.00	**0.69**
Including	43.00	43.50	0.50	**12.69**
And	44.00	45.00	1.00	**0.98**
And	48.00	50.00	2.00	**1.35**
And	60.00	61.05	1.05	**2.57**
And	78.00	79.00	1.00	**2.86**
And	79.00	80.00	1.00	**1.21**
02GW-05	59.00	69.00	10.00	**0.75**
Including	59.00	61.00	2.00	**0.82**
And	67.00	69.00	2.00	**1.25**
02GW-06	122.70	124.00	1.30	**2.14**

Holes 02GW-01 to 04 were drilled to test the historical A through D vein systems. The historic workings are collapsed and could not be mapped from surface, but it was anticipated that each of the drill holes would intersect a main vein within variably altered intrusive rock. This was not the case; in fact several smaller quartz-sulphide veins were intersected in each hole. These veins generally ranged in width from <1 to 10 centimetres, and the ratio of quartz to sulphide was highly variable in the veins.

The first four drill holes gave zones of elevated gold mineralization similar to that in the Gold Mountain Zone. The best intersections were 4.22 g/t gold over 1.0 metre in hole 02GW-02 and 12.69 g/t gold over 0.50 metres in hole 02GW-04. Narrow quartz-sulphide veinlets observed in these holes are believed to be responsible for elevated gold values across wider intervals of 10 to 40 metres that averaged 0.4 to 0.8 g/t gold. Also of interest in these four drill holes were a number of mafic dykes, often with elevated gold values occurring immediately adjacent to the dykes.

Hole 02GW-05 intersected altered intrusive rock that was potassium flooded and appeared visually similar to the Gold Mountain Zone rock. Within this hole, a 10 metre interval exhibited numerous 1-2 centimetre wide parallel quartz and quartz-sulphide veins. This interval averaged 0.75 g/t gold.

Hole 02GW-06 is very different from the holes described above, as it is located south of the main Great Western Zone, on the western side of the volcanic-intrusive contact. The entire hole is in strongly foliated volcanic rock that varies in composition from chlorite to sericite schist. The best assay obtained from this hole is 2.14 g/t gold from a 1.3 metre wide silicified zone.

STARLIGHT TREND

The Starlight Trend is marked by a string of historic high-grade gold workings located along the western extension of the Gold Mountain Grid, approximately 2 kilometres west of the Gold Mountain Zone discovery area. The Starlight Trend parallels the foliation of the host volcanic rocks, which have undergone intensive shearing. This mineralized trend has a strike length of three kilometres from north of the Starlight workings south to the Cariboo workings. In 2002, six holes were put in to test historic workings along the Starlight Trend. Three holes were put in over the Starlight workings (holes 02SL-01 to 03), one across the Victoria-Jessie workings (hole 02SL-06) and one either side of the Daylight-Berlin workings (holes 02SL-04 and 05). Results from this drill program are tabulated below.

STARLIGHT TREND
DRILL HOLES 02SL-01 TO 02SL-06

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02SL-01*	14.81	42.00	27.19	**0.57**
Including	14.81	15.09	0.28	**30.37**
And	17.00	17.48	0.48	**4.80**
02SL-02*	51.24	51.79	0.55	**0.74**
	81.00	97.00	16.00	**0.82**
Including	89.00	91.00	2.00	**3.00**
And	95.00	97.00	2.00	**1.22**

Hole #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
02SL-03*	78.00	96.00	18.00	**1.39**
Including	94.00	96.00	2.00	**10.96**
02SL-04	33.00	37.00	4.00	**2.71**
Including	33.00	35.00	2.00	**4.05**
And	35.00	37.00	2.00	**1.37**
02SL-06	21.98	40.00	18.02	**0.25**
Including	39.00	40.00	1.00	**2.57**

* = previously reported hole

Drilling along the Starlight Trend has shown that elevated gold values can be obtained from the vein system that hosts the historic workings throughout this trend.

Holes 02SL-01 to 03 were located near the Starlight workings. Hole 02SL-01 intersected the main Starlight vein from 14.81 to 15.09 metres and assayed 30.37 g/t gold and 140.8 g/t silver. A second parallel vein (or splay off from the main vein) assayed 4.80 g/t gold and 3.9 g/t silver over 0.48 metres. In hole 02SL-02, the main Starlight vein assayed 0.74 g/t gold and 9.1 g/t silver over 0.55 metres. Due to the pinch and swell nature of the Starlight vein, it was not intersected in hole 02SL-03.

Also of interest in the three Starlight holes is a 50 metre wide stockwork zone intersected immediately below the main vein. The stockwork consists of 1 to 10 centimetre wide quartz-carbonate-pyrite-chalcopyrite-magnetite veinlets. In hole 02SL-02, visible gold was identified in a vein trending parallel to foliation (which assayed 3.00 g/t gold and 6.6 g/t silver over 2.0 metres) and in hole 02SL-03 coarse visible gold was found in a 2.5 centimetre foliated vein trending at a low angle to core axis (which assayed 10.96 g/t gold and 1.4 g/t silver over 2.0 metres). The widest interval of elevated gold values in the stockwork zone was in hole 02SL-02 where a 16 metre width from 81 to 97 metres in the hole averaged 0.82 g/t gold. This interval also averaged 7.9 g/t silver and 0.18% copper.

Holes 02SL-04 and 05 were drilled to the south and north, respectively, of the historic Daylight-Berlin workings. Several small quartz veins were intersected in hole 02SL-04, but the main vein system was not intersected in either drill hole. These two holes exhibited strong alteration and sulphide mineralization in intensely foliated volcanic rocks. Broad zones exhibiting banded magnetite or pyrite +/- chalcopyrite within bleached and strongly sericitized volcanics resemble volcanogenic massive sulphide alterations. The best interval within this banded mineralization was from hole 02SL-04, which assayed 4.05 g/t gold, 2.2 g/t silver and 0.12% copper over 2.0 metres.

The final drill hole, 02SL-06, was drilled under the historic Victoria adit. The main vein was intersected from 39.0 to 40.0 metres and assayed 2.57 g/t gold and 1.9 g/t silver.

SUMMARY

In the **South Gold Zone**, the recent drill results suggest that gold mineralization increases and becomes more widespread toward grid south. The southernmost hole, 02SG-04, intersected a 5.0 metre wide shear zone that carried 8.1 g/t gold including 2.0 metres of 12.63 g/t. The high-grade structure lies within a 115 metre wide zone of low grade gold mineralization. Although located in a different host rock the gold grades and alteration style seen in this hole are very similar to those found in the Gold Mountain Zone discovery area, five kilometres to the north.

In the **Great Western Zone**, narrow but high grade gold bearing veins and veinlets, assaying up to 12.69 g/t gold across 0.5 metres, occur within a wide gold enriched area. The mineralization is clearly structurally controlled and is associated with quartz-sulphide veins and mafic dykes within a wide alteration zone marked by a strong gold geochemical anomaly.

The **Starlight Trend** is comprised of a gold and silver bearing vein system, associated with a lower grade stockwork controlled by a strong three-kilometer long shear structure. The coarse grained, free gold mineralization gives a nugget effect leading to erratic assays, and the pinch and swell nature of the veins may give results that are not truly representative of this zone. The highest assay of 30.37 gt gold and 140.8 g/t silver across 0.28 metres in hole 02SL-01 compares favorably with the grades historically reported from the former workings.

The Company's consultant, P&L Geological Services, has recommended that additional diamond drilling be conducted on the South Gold Zone and the Great Western Zone, and excavator trenching be done along the Starlight Trend. The recommended work program will assist in determining the size and grade potential of these three mineralized zones.

A.G. Troup, P.Eng., President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


Gold Mountain North Zone
34.44 g/t gold over 2.03 metres
Great Western Zone
12.69 g/t gold over 0.50 metres
Gold Mountain Zone
Discovery Area
240.07 g/t gold over 1.23 metres
and 172.10 g/t gold over 2.00 metres
Kena Gold Zone
Gold Creek
6
N
Legend
Area of Recent Drilling
Kena Property
0 1000
metres
Starlight Trend
30.37 g/t gold over 0.28 metres,
and 10.96 g/t gold over 2 metres
Gold Mountain South Zone
5.37 g/t gold over 7
metres and 11.82 g/t gold over 2 metres
South Gold Zone
9.28 g/t gold over
4 metres
SULTAN MINERALS INC.
KENA PROPERTY
DRILL PROGRAM LOCATION MAP

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **November 18, 2002** of **43,750** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **9th** day of **December, 2002**.

SULTAN MINERALS INC.

"Arthur G. Troup"

By: ______________________________

Arthur G. Troup, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.